UNITED STATES
SECURITES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

1.	Name of the Registrant:

BANK OF AMERICA CORPORATION

2.	Name of the person relying on exemption:

FINGER INTERESTS NUMBER ONE, LTD.

3.	Address of person relying on exemption:

520 Post Oak Blvd., Suite 750, Houston, TX 77027

4.	Written Materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1).

Dear Shareholder:

We have modified the Powerpoint Presentation on our website, www.bacProxyVote.com.  The updated Powerpoint Presentation is attached, and incorporates many of the slides that were in different sections of our website.  Also, we believe the graphs at the end of the Powerpoint presentation are of particular significance.

We continue to urge you to VOTE AGAINST three directors that are standing for re-election at the Annual Meeting of Bank of America on April 29, 2009:

Vote AGAINST the election of KENNETH D. LEWIS to the board of directors

Vote AGAINST the election of O. TEMPLE SLOAN, JR. to the board of directors

Vote AGAINST the election of JACKIE M. WARD to the board of directors

SLIDESHOW PRESENTATION TO FELLOW
SHAREHOLDERS
UPDATED MARCH 25, 2009
www.BACPROXYVOTE.com

Table of Contents
— Our Thesis / Our Goals             Pages 3-4
— The Case For Change              Page 5
— Risky & Overpriced Acquisitions                Pages 6-11
— Credit Risk Assumed through Acquisitions               Pages 12-14
— Concealed Information on Merrill Acqusition                  Pages 15-16
— Securities Law Questions                                                                                                               Pages 17-19
— Our Goals              Page 20
— Actions taken to Date               Page 21
— Appendix - Graphs (important)
 ÷ Permanent Destruction of Shareholder Value Pages 22-25
www.BACPROXYVOTE.com

Our Thesis
— Management has embarked on a program of premium
 priced and high risk acquisitions, with the consent and
 support of the board of directors.
— Misguided Emphasis on size, market share and “footprint”
 rather than Tangible Book Value, Return on Equity,
 Earnings Per Share and Protecting Shareholder Value.
— These actions by management and the board have caused
 shareholder dilution that will result in the Permanent
 Destruction of Shareholder Value.
— Thus, the Board has failed in its primary duty to
 shareholders to protect and preserve shareholder value.
www.BACPROXYVOTE.com

Our Goals
— We are long-term holders of 1.1 MM shares of BAC stock since 1996.
 We want to improve the Company and its governance.
— We are focused on Accountability to shareholders. This board collectively failed to function properly as a decision making body that was responsible for protecting the interests of shareholders, first and foremost.
— We are seeking to change the culture of corporate governance at the
 Company, so that the board of directors oversees management more firmly and fulfills its duty to shareholders.
— For the April 29 Annual Meeting, we recommend shareholders:
 ¡ Vote “Against” 3 directors - Ken Lewis, Temple Sloan, Jackie Ward
          (Item 1)
 ¡ Vote to Separate Chairman & CEO position (Item 8)
 ¡ Vote to Limit Executive Compensation (Items 3, 5, 11)
www.BACPROXYVOTE.com

The Case for Change
• Risky and Overpriced Acquisitions
• Assumption of Massive Credit risk Through Acquisitions
• We believe Management & Board Concealed Information
 from Shareholders About Losses at Merrill Lynch prior to
 December 5th merger vote
• Possible Violations of Securities Laws regarding disclosure of Material Information related to new TARP Funds and
 Merrill Q4 losses
• Prior knowledge regarding significant bonus payments to
 Merrill executives
• The above actions have resulted in Permanent Destruction
 of Shareholder Value
www.BACPROXYVOTE.com

Risky and Overpriced Acquistions
— LaSalle Acquistion
— Countrywide Acquisition
— Merrill Lynch Acquisition
www.BACPROXYVOTE.com

LaSalle Acquisition
— Full Price Paid
 ¡ 20.3x LTM Earnings
 ¡ Cash Acquisition - no common equity issued in transaction
 ¡ Over $11 BN of Goodwill created by Transaction
 ¡ Tangible Book Value Dropped by $3.5BN due to goodwill
 created + lack of common equity issued
 ¡ Tangible Common Equity / Assets fell from 3.5% at 9/30/07 to
 2.99% at 12/31/07
 ¡ Poorly Executed Transaction
 ÷ Assumption of Large Commercial Loan Book
 ÷ Multiple Management Defections / Lost Clients
 ¡ Thus, Dilutive to Shareholders
www.BACPROXYVOTE.com

Countrywide Acquisition
— Unknown Litigation Risk / Costs Prior to Close
 ¡ 5 States Attorney General Suits Prior to Closing
 ¡ At least 6 Subsequent AG Suits
 ¡ October 2008 Agreement with 11 Attorneys General to modify
 $8.4Billion in Loans, 400,000 borrowers
 ¡ $220Million Reserved for Settlements to Date
— Very Negative Impact to Tangible Capital Ratios
 ¡ Tangible Common Equity drops from $46.6BN at 6/30/08 to
 $24.8BN at 9/30/08 due to $4.1 BN increase in goodwill and
 $16 BN increase in “other intangibles” (including mtg. serv. rights)
 ¡ Tangible Common Equity ratio drops from 4.62% of total
 assets at 6/30/08 to 2.6% of total assets at 9/30/08
www.BACPROXYVOTE.com

Merrill Lynch Acquisition #1
— Inability to do Due Diligence
 ¡ Less than 48 hours of negotiations and Due Diligence
 ¡ If due diligence was attempted, it was inadequate and faulty
 ¡ Offer price per share = 60% premium to prior closing share price in unstable and declining stock markets
 ÷ Pending failure of Lehman
 ÷ Frozen Credit Markets
 ÷ Funding Uncertainty for Broker Dealer Firms
 ¡ Significant Credit Risk Assets Acquired, and yet:
 ÷ Did they have time & expertise to evaluate assets and risks?
 ÷ Did they properly assess their ability to hedge risks assumed?
www.BACPROXYVOTE.com

Merrill Lynch Acquisition#2
— Before factoring in unexpected Q4 writedowns, our calculations show this acquisition to be permanently dilutive to shareholders
 ¡ 1.4 Billion new shares issued to MER shareholders
 ¡ Required Pretax Earnings of $9.7 BN to be non-dilutive to Earnings
 Per Share for Bank of America stockholders
 ¡ MER pretax earnings at “artificial peak” in 2006 = $9.8 BN, including $7.2 BN of non-recurring “Trading Revenues” related to
 Asset Backed Securities Operations, all of which (and more) has been subsequently written off as losses
 ¡ MER Profits appear highly dependent upon capital markets activity requiring capital at risk, i.e. proprietary trading, securitizations, etc.
 (volatile, low multiple stream of earnings)
 ¡ Planned $7 + billion of cost savings often result in declining revenues
 ¡ Added cost of retaining best producers
www.BACPROXYVOTE.com

Merrill Lynch Acquisition#3
— True Cost of MER Deal (our calculation):
 ¡ BAC Stock issued to Merrill shareholders           $19.4 BN
 ¡ Merrill Preferred Stock Assumed         $ 9.7 BN
 ¡ Drop in BAC Stock ($33=>$22 x 5 bn shrs)             $55 BN
 ÷ (1 day after announcement of deal)
 ¡ Cost of Retention Bonuses Paid to MER Brokers         $ 3.7 BN
 ¡ Cost of New Gov’t TARP Money (new pfd stock @ 8%)         $20 BN
 ¡ After tax cost of MER 4th Qtr Asset Write Downs / Loss              $15.5 BN
 ¡ Disputed Merrill Bonuses - Thain / Cuomo          $ 3.6 BN
 ¡ Purchase of Gov’t Asset Protection (TARP)          $4 BN
 ¡ TARP insured future MER Losses (75% x deductible)         $15 BN
 ÷ Total Cost        $146 BN
 ¡ True Cost per MER share  $104 / share
— Drop in BAC Market Capitalization Since Deal    $145 BN
www.BACPROXYVOTE.com

Credit Risk Assumed Through Acquisitions
— Countrywide Acquisition
— Merrill Lynch Acquisition
www.BACPROXYVOTE.com

Countrywide - Credit Risk Assumed
— Acquired Unknown Credit Risks to Balance Sheet
 ¡ Pay Option Arm Loans (negative amortization)         $26.4 BN
 ¡ Sub Prime Loans          $2.4 BN
 ¡ Home Equity + 2nd Lien Loans              $33.4 BN
 ¡ Level 3 Derivative Assets Acquired - Excluding
 Mortgage Servicing Rights           $15 BN
 ¡ Total of $77.2 BN in assets listed above EXCEED 1.6x Tangible
 Book Value ($46.6BN at 6/30/08) before acquisition
— Worsening Credit Trends at Acquisition Date
 ¡ Charge offs rose by over 700% for six months ended 6/30/08 as compared to prior year
 ¡ $750 MM Additional Charges in Q4 2008 for asset quality
 deterioration (after purchase accounting adjustments)
www.BACPROXYVOTE.com

Merrill Lynch Credit Risk Assumed
— (dollars in BN)
— Transitory Leveraged Lending                 $5.65
— Commercial Real Estate               $9.7
— First Republic - Real Estate              $3.1
— Unhedged Super Senior ABS CDO              $0.8
— Hedged Super Senior ABS CDO               $1.0
— CDS with Monoline Guarantors On US & non
 US ABS CDO’s            $9.2
— Investment Portfolio               $10.4
 ¡ Sum of Credit Risk Assumed             $39.9
 ¡ Equal to 85% of tangible capital at 9/30/08
 Source: BAC investor presentations
www.BACPROXYVOTE.com

Concealed Information on Merrill Lynch Losses #1
— WSJ reports on Merrill losses in 2/5/09 article:
 ¡ In Merrill Deal, U.S. Played Hardball, By Dan Fitzpatrick
 ¡ http://online.wsj.com/article/SB123379687205650255.html
— Financial Times reports that Bank of America
 involved in determining Merrill Q4 Losses
 ¡ Bank of America directly linked to Merrill's final
 writedown, By Greg Farrell in New York, Published: March 20 2009
 ¡ http://www.ft.com/cms/s/0/ca0e8f8c-14ee-11de-8cd1-0000779fd2ac.html
www.BACPROXYVOTE.com

Concealed Information on Merrill Lynch Losses #2
— Failure to Disclose Material Information to Shareholders
 ¡ October & November 2008 were two of the worst months in fixed income and credit market history
 ¡ On November 12, Henry Paulson announces TARP will not buy assets, asset prices go into freefall
 ¡ Losses in Merrill portfolio would have been evident well before December
 5th, 2008 shareholder vote to approve merger
 ¡ Wall Street Journal article dated 2/5/09 details timing of losses in Merrill
 Portfolio (see article)
 ¡ Bank of America had a full team of accountants at Merrill’s offices reviewing the portfolio marks daily starting in September
 ¡ Ken Lewis claims losses not evident until Dec. 15th. Credit and fixed income markets improved during December
 ¡ BAC & Board do not disclose losses until 1/16/09. 47% of shares trade in the period 12/15/08 to 1/16/09. Creates significant legal exposure to BAC.
www.BACPROXYVOTE.com

Securities Law Questions
— Failure to Amend Proxy Statement prior to 12/5 vote
— Use of TARP Funds to Complete Acquisition is a
 material change in transaction terms. Should have
 been resubmitted to shareholders for approval
— 47% of shares trade during period between 12/17 and
 1/16/09 without disclosure of Merrill losses and
 accepting more TARP funds
www.BACPROXYVOTE.com

Securities Law Questions
Failure to Disclose Material Information
— Finger Interests has alleged in a class action lawsuit
 that certain officers and directors failed to disclose
 material information to shareholders.
 ¡ Management and the board of directors withheld material
 information that would have affected stockholders’ decisions to buy, hold or sell their shares of Bank of America common stock.
 ¡ Management and the board of directors filed an inaccurate proxy statement dated October 31, 2008, and failed, either by omission or affirmative act, to amend the proxy statement to reflect material changes in the financial condition of Merrill
 Lynch.
 ¡ A copy of the lawsuit is under the “Our Lawsuit” tab.
www.BACPROXYVOTE.com

Securities Law Questions #2
Failure to Disclose Material Information
 — We have been advised by counsel that such omissions by certain officers and directors may be a violation of the disclosure requirements under section 14 (a) of the Exchange Act and SEC rule
 14(a)-9(a).
 — We believe the decision by the board to not amend the merger proxy statement dated October 31, 2008 was also a failure of board to fulfill its fiduciary duty to protect the interests of shareholders.
 — We further believe this failure by the board is generally reflective of the board’s willingness to acquiesce to management’s wishes with respect to acquisitions and other matters of great significance to the interests of shareholders.
 — As such, we urge shareholders to vote for change.
www.BACPROXYVOTE.com

Our Goals
— Change in Governance
 ¡ Vote “Against” election of Three Directors (Item 1)
 ÷ Ken Lewis - Current Chairman / CEO, architect of Countrywide and Merrill Deals
 ÷ Temple Sloan - Lead Director
 ÷ Jackie Ward - Chair, Asset Quality Committee
 ¡ Separate Chairman and CEO - New Chairman/Lead Director
 willing to Protect Shareholders and Challenge Management (item 8)
 ¡ Tie Compensation to Long Term Share Performance (Items 3,5,11)
— Change Culture
 ¡ Greater Focus on Building Shareholder Value
 ¡ Greater Focus on Risk - Reward Analysis in use of Capital
 ¡ Promote Greater Transparency and Disclosure
www.BACPROXYVOTE.com

Actions to Date
— Legal Action
 ¡ Filed Class Action Lawsuit regarding Securities Law issues
 ¡ Initial Contacts with Regulatory Agencies
— Launched Campaign to Communicate with
 Shareholders
 ¡ Web site - www.bacProxyVote.com
 ¡ Exempt Solicitation Filing with Securities Exchange Commission
 ÷ http://idea.sec.gov/Archives/edgar/data/70858/000095013409005879/d66927px14a6g.htm
 ¡ Public Relations Firm
 ¡ Initial Contact with Regulatory Bodies
 ¡ Targeting Proxy Voting Services
 ¡ Communications with Significant Shareholders
www.BACPROXYVOTE.com

Appendix - Graphs
 Permanent Destruction of Shareholder
 Value
 ÷ Graph of Tangible Book Value Per Share
 ÷ Graph Reported Net Income vs Change in Goodwill
 vs Change in Tangible Common Equity
 ÷ Graph Ratio of Tangible Common Equity +
 Allowance for Loan Loss / Total Assets
www.BACPROXYVOTE.com

www.BACPROXYVOTE.com

www.BACPROXYVOTE.com